UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMSTOCK RESOURCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7 3/4% CONVERTIBLE SECURED PIK NOTES DUE 2019 (CUSIP NO. 205768 AM6)

AND

9 1/2% CONVERTIBLE SECURED PIK NOTES DUE 2020 (CUSIP NO. 205768 AN4)

(Title of Class of Securities)

M. Jay Allison

Chairman of the Board of Directors and Chief Executive Officer

Comstock Resources, Inc.

5300 Town and Country Blvd., Suite 500

Frisco, Texas 75034

(972) 668-8800

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

Copy to:

Jack E. Jacobsen

Locke Lord LLP

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

(214) 740-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$482,526,741	$60,074.58

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of $295,464,697 and $187,062,044 in aggregate principal amount of outstanding 7 3/4% Convertible Secured PIK Notes due 2019 and 9 1/2% Convertible Secured PIK Notes due 2020, respectively, as described herein at a tender offer price of $1,000 per $1,000 principal amount outstanding, plus accrued and unpaid interest, if any, up to, but not including the date of purchase.
**	Previously paid. The amount of the filing fee was calculated at a rate of $124.50 per $1,000,000 of transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $60,074.58	Filing party: Comstock Resources, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Comstock Resources, Inc., a Nevada corporation (the “Company”), on April 2, 2018 (the “Original Schedule TO”), Amendment No. 1 to the Original Schedule TO filed with the SEC on April 2, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule TO filed with the SEC on April 10, 2018 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule TO filed with the SEC on April 20, 2018 (“Amendment No. 3” and, and together with this Amendment No. 4, the Original Schedule TO, Amendment No. 1 and Amendment No. 2, the “Schedule TO”), to holders of the Company’s (i) 7 3/4% Convertible Secured PIK Notes due 2019 (the “2019 Notes”) and (ii) 9 1/2% Convertible Secured PIK Notes due 2020 (the “2020 Notes”, and together with the 2019 Notes, the “Notes”) to purchase all of the aggregate outstanding principal amount of the Notes. The Tender Offer is subject to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation dated April 2, 2018 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, as supplemented by the supplement to the Offer to Purchase dated April 19, 2018 was filed as Exhibit (a)(1)(iii) (“Offer to Purchase Supplement”), and in the related Consent and Letter of Transmittal (the “Consent and Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

All capitalized terms used in the Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

On April 26, 2018, the Company issued a press release announcing that Company had decided to withdraw the Tender Offer. The Tender Offer provided that it could be withdrawn by the Company at any time, subject to applicable law. The press release regarding this announcement is incorporated herein by reference as Exhibit (a)(5)(iii). At the time of withdrawal, certain conditions to the Tender Offer were not satisfied, including certain of the Transaction Conditions. No Notes were purchased by the Company in the Tender Offer, and all Notes previously tendered and not withdrawn will be promptly returned.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(i)*	Offer to Purchase and Consent Solicitation, dated April 2, 2018.

(a)(1)(ii)*	Form of Consent and Letter of Transmittal.

(a)(1)(iii)*	Offer to Purchase Supplement, dated April 19, 2018.

(a)(2)(i)*	Press Release, dated April 2, 2018 announcing Tender Offers for Outstanding Secured Notes.

(a)(2)(ii)*	Press Release, dated April 2, 2018 announcing Comprehensive Refinancing Transactions.

(a)(5)(i)	Refinancing Presentation to Investors dated April, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 2, 2018).

(a)(5)(ii)	Letter dated April 10, 2018 from Comstock Resources, Inc. to Knighthead Capital Management, LLC (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed with the SEC on April 10, 2018).

(a)(5)(iii)	Press Release, dated April 26, 2018 announcing Withdrawal of the Tender Offers for Outstanding Secured Notes. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed with the SEC on April 26, 2018).

(b)	Not applicable.

(d)(1)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 7 3⁄4% Convertible Secured PIK Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(2)	First Supplemental Indenture dated November 17, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 7 3⁄4% Convertible Secured PIK Notes due 2019 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).

(d)(3)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 9 1⁄2% Convertible Secured PIK Notes due 2020 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(4)	First Supplemental Indenture dated November 17, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 9 1⁄2% Convertible Secured PIK Notes due 2020 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).

(d)(5)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the Senior Secured Toggle Notes due 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(6)	Warrant Agreement dated September 6, 2016, between Comstock Resources, Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(7)	Amendment No. 1 to Warrant Agreement between Comstock Resources, Inc. and American Stock Transfer & Trust Company, LLC, dated November 7, 2016 to be effective as of September 6, 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q dated November 9, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26 2018	COMSTOCK RESOURCES, INC.

	By:	/s/ ROLAND O. BURNS
	Name:	Roland O. Burns
	Title:	President and Chief Financial Officer